UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2002

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                 .

SIGNATURES
Methanex Corporation Notes to Consolidated Financial Statements

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: October 24, 2002	By /s/ RANDY MILNER

	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel and Corporate Secretary

NEWS RELEASE

Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com Toll Free: 1-800-661-8851

For immediate release

METHANEX DELIVERS SIGNIFICANT IMPROVEMENT IN INCOME AND CASH GENERATION

October 21, 2002

Methanex Corporation recorded net income of US$58.5 million (US$0.47 per share) and generated EBITDA (earnings before interest, income taxes, depreciation and amortization) of US$108.0 million for the third quarter ended September 30, 2002. The third quarter 2002 results compare to net income of US$15.7 million (US$0.12 per share) and EBITDA of US$52.0 million for the second quarter 2002, and to a loss before the asset restructuring charge of US$13.7 million (US$0.08 per share) and EBITDA of US$20.0 million for the same period in 2001.

Pierre Choquette, President and CEO of Methanex commented, “The combination of continued favourable methanol supply/demand fundamentals, strong pricing and excellent Methanex plant operating performance allowed us to demonstrate our powerful cash generation capability in the third quarter. At US$182 per tonne, our average realized price for the third quarter was 32% higher than second quarter levels, and pricing strength is continuing into the fourth quarter. The European contract price for the fourth quarter was renewed at third quarter levels of EURO 208, or approximately US$202 per tonne (US$0.61 per gallon), before discounts. In addition, our non-discounted US reference price has remained at US$206 per tonne (US$0.62 per gallon) throughout the third quarter and into October, and US spot prices are currently in the range of US$210 per tonne (US$0.63 per gallon). Mr. Choquette added, “We operated our production facilities at 99% of capacity during the third quarter. Our ongoing focus on operating excellence combined with our low cost position and global presence leaves us confident in our ability to continue to deliver strong financial results.”

Mr. Choquette noted, “Looking ahead, we are optimistic that the very favourable methanol supply/demand fundamentals that currently exist will continue. We are well positioned to generate significant cash flow throughout 2003 as only limited new capacity is expected to impact the market. Mr. Choquette added, “During the third quarter we commenced payment of a quarterly dividend of US$0.05 per share, a level that we believe can be sustained and built upon over time. This regular dividend is part of our ongoing commitment to return excess cash to our shareholders.”

Mr. Choquette concluded, “We continue to enjoy excellent financial strength and flexibility. Cash on hand at the end of September 2002 was US$288 million, and we also have an undrawn US$291 million credit facility. We have the financial capacity to complete our capital maintenance spending program and pursue new opportunities to enhance our strategic position in methanol.”

A conference call is scheduled for Tuesday, October 22 at 11:00 am EDT (8:00 am PDT) to review these third quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The security passcode for the call is 75577. A playback version of the conference call will be available until October 29th at (877) 653-0545. The reservation number for the playback version is 148070. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.

Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

- end -

For further information, contact:

Chris Cook
Manager, Investor Relations

Brad Boyd
Corporate Controller and
Director, Investor Relations

Information in this news release and the attached management’s discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol and carrying out major capital expenditure projects. Please also refer to page 28 of our 2001 Annual Report for more information on forward-looking statements.

Interim Report

3	For the three months ended September 30, 2002

At September 30, 2002, the number of
common shares outstanding was
124,573,192.

Contact Information
Methanex Investor Relations
1800 — 200 Burrard Street
Vancouver, BC Canada V6C 3M1

Share Information	Investor Information

Methanex Corporation’s common shares are listed for trading on the Toronto exchange under the symbol MX and on The Nasdaq Stock Market under the symbol MEOH	All financial reports, news releases and corporate information can be accessed on our web site at www.methanex.com.

E-mail: invest@methanex.com

Transfer Agents & Registrars CIBC Mellon Trust Company 393 University Avenue, 5th Floor Toronto, Ontario, Canada M5G 2M7 Toll free in North America: 1-800-387-0825	Methanex Toll-Free: 1-800-661-8851

Management’s Discussion and Analysis

Except where otherwise noted, all currency amounts are stated in United States dollars.

This third quarter, 2002 Management’s Discussion and Analysis should be read in conjunction with the annual consolidated financial statements and the Management’s Discussion and Analysis included in the 2001 Annual Report.

($ millions, except where noted)		2002		2001
	Three	Three	Nine
	months	months	months	Three	Nine
	ended	ended	ended	months ended	months ended
	September 30	June 30	September 30	September 30	September 30

Sales volumes (thousands of tonnes)

Company produced	1,419	1,489	4,339	1,327	3,868

Purchased and commission	395	312	1,059	485	1,661

	1,814	1,801	5,398	1,812	5,529

Average realized methanol price ($ per tonne)	$182	$138	$144	$147	$191

Income (loss) before the asset restructuring charge	$58.5	$15.7	$56.8	$(13.7)	$95.4

Net income (loss)	$58.5	$15.7	$56.8	$(24.7)	$84.4

EBITDA[1]	$108.0	$52.0	$170.6	$20.0	$229.8

Operating income (loss)	$79.8	$23.1	$85.4	$(9.2)	$146.3

Cash flows from operating activities[2]	$96.3	$46.5	$152.8	$17.3	$201.8

Basic net income (loss) per share before the asset restructuring charge	$0.47	$0.12	$0.45	$(0.08)	$0.59

Basic net income (loss) per share	$0.47	$0.12	$0.45	$(0.15)	$0.52

[1] EBITDA represents net income (loss) before income taxes, interest expense, interest and other income, depreciation and amortization, and asset restructuring charges, if any. EBITDA can be calculated by adding depreciation and amortization back to operating income. EBITDA should be considered in addition to, and not as a substitute for, operating income (loss), net income (loss), cash flows and other measures of financial performance reported in accordance with generally accepted accounting principles. EBITDA differs from cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas primarily because it does not include cash flows from interest, income taxes and asset restructuring charges. Our method of computing EBITDA may not be comparable to similarly titled measures reported by other companies.

[2] Before changes in non-cash working capital and the utilization of prepaid natural gas.

Improved Financial Results

For the third quarter ended September 30, 2002, we recorded net income of $58.5 million ($0.47 per share) and EBITDA of $108.0 million. This compares to net income of $15.7 million ($0.12 per share) and EBITDA of $52.0 million for the second quarter ended June 30, 2002 and a loss before the asset restructuring charge of $13.7 million ($0.08 per share) and EBITDA of $20.0 million for the third quarter ended September 30, 2001. For the nine-month period ended September 30, 2002, we recorded net income of $56.8 million ($0.45 per share) and EBITDA of $170.6 million compared with income before the asset restructuring charge of $95.4 million ($0.59 per share) and EBITDA of $229.8 million for the same period in 2001.

METHANEX CORPORATION 2002 THIRD QUARTER REPORT 1

EBITDA

The change in EBITDA resulted from:

	Q3-2002	Q3-2002	YTD Q3-2002
	compared with	compared with	compared with
($ millions)	Q2-2002	Q3-2001	YTD Q3-2001

Higher (lower) realized price of produced methanol	64	50	(205)

Lower cash cost	2	30	87

Higher (lower) sales volume of produced methanol	(3)	4	39

Higher (lower) margin on the sale of purchased methanol	(7)	3	16

Other, net	—	1	4

Increase (decrease) in EBITDA	56	88	(59)

Higher (lower) realized price of produced methanol – Methanol prices are characterized by volatility and are affected by the methanol demand/supply balance, which is influenced by global industry capacity, industry operating rates and the strength of demand.

Shutdowns of high cost capacity resulted in a tight demand/supply balance and higher methanol prices from mid-2000 to mid-2001. Methanol prices declined substantially in the second half of 2001, consistent with general economic conditions, and remained low in the first quarter of 2002. Supply limitations combined with some early signs of a recovery in demand have resulted in tight market conditions and higher methanol prices during the second quarter and third quarter of 2002.

Our average realized price for the third quarter of 2002 of $182 per tonne was $44 per tonne, or 32%, higher than the second quarter of 2002 price of $138 per tonne. The higher average realized price for produced methanol resulted in a $64 million increase in EBITDA in comparison with the second quarter of 2002. The average realized price for the nine-month period ended September 30, 2002 was $144 per tonne compared with $191 per tonne for the same period in 2001.

Lower cash cost – The most significant components of our cash costs are natural gas and distribution costs associated with delivering methanol to customers from our production facilities.

Our cash costs for the third quarter of 2002 decreased by $2 million compared with the second quarter of 2002 primarily because of lower natural gas costs for our facilities in Chile and Canada.

Our cash costs decreased by $30 million for the third quarter of 2002 compared with the same period in 2001 and decreased by $87 million for the nine-month period ended September 30, 2002 compared with the same period in 2001. Approximately half of the improvement for both periods relates to lower natural gas costs in Chile and North America. The remainder of the decrease relates primarily to lower fixed costs because of the shutdown of the Medicine Hat facility during the second half of 2001 and to lower ocean freight and other logistics costs. The decrease in ocean freight costs is the result of focussed initiatives to reduce our vessel costs and more efficient shipping patterns.

Higher (lower) sales volume of produced methanol – The increase in sales volume of produced methanol for the first nine months of 2002 compared with 2001 is the result of higher production volumes at our facilities in 2002 combined with lower purchases of spot methanol. Our sales volume of produced product in the third quarter of 2002 was slightly lower than in the second quarter of 2002.

Higher (lower) margin on the sale of purchased methanol – We incurred a loss of $5 million on the sale of 207,000 tonnes of purchased methanol in the third quarter of 2002 compared with income of $2 million in the second quarter of 2002 and a loss of $8 million in the third quarter of 2001. For the nine-month period ended September 30, 2002 we incurred a loss of $2 million compared with a loss of $18 million for the same period in 2001.

METHANEX CORPORATION 2002 THIRD QUARTER REPORT 2

Depreciation and Amortization

Depreciation and amortization expense for the third quarter of 2002 was $28 million compared with $29 million for the third quarter of 2001. For the nine-month period ended September 30, 2002 depreciation and amortization expense was $85 million compared with $84 million for the same period in 2001.

Interest Expense and Interest and Other Income

Interest Expense – Interest expense for the third quarter of 2002 was $10 million compared with $8 million for the third quarter of 2001. The increase relates to the issuance of long-term debt at the end of the second quarter of 2002 partially offset by capitalization of interest for the construction of the Atlas methanol facility in Trinidad. For the nine-month period ended September 30, 2002 interest expense was $23 million compared with $25 million for the same period in 2001. The decrease relates to the capitalization of interest for Atlas partially offset by higher interest expense relating to the long-term debt issued at the end of the second quarter of 2002.

Interest and Other Income – Interest and other income for the third quarter of 2002 was $2 million compared with $3 million for the third quarter of 2001. For the nine-month period ended September 30, 2002 interest and other income was $9 million compared with $12 million for the same period in 2001 due primarily to lower average cash balances in 2002 compared with 2001.

Income Taxes

The effective income tax rate for the nine-month period ended September 30, 2002 was 20% compared with 31% for same period in 2001. The lower effective tax rate in 2002 is primarily explained by higher losses in 2001 in Canada where no income tax benefits were recorded.

Superior Operating Performance

For the quarter ended September 30, 2002, we operated our production facilities, excluding the idled Medicine Hat and Fortier plants, at 99% of capacity compared with 98% for the second quarter of 2002.

Demand/Supply Fundamentals

The demand/supply fundamentals are currently very favourable. Planned and unplanned methanol plant outages experienced in the first half of 2002 continued into the third quarter of 2002. Unplanned methanol plant outages have been typical of historical industry operating performance. These industry supply limitations combined with some early signs of a recovery in demand as the global economy starts to improve have resulted in low inventory levels, tight market conditions and higher methanol prices at a time when only limited new capacity is expected to impact the market to the end of 2003.

Methanol prices strengthened significantly during the second quarter of 2002 and remained strong throughout the third quarter. The Methanex non-discounted U.S. reference price has remained at $206 per tonne ($0.62 per gallon) throughout the quarter and into October. In Europe, the fourth quarter of 2002 contract transaction price was settled unchanged from the third quarter at EURO 208 before discounts ($202 per tonne at the time of settlement). Spot prices in the United States are currently in the range of $210 per tonne ($0.63 per gallon). Prices in Asia are currently between $194 and $205 per tonne.

Strategic Initiatives

Low-Cost Methanol Production Capacity

We are continuing to assess an 840,000 tonne per year expansion of our facility in Chile and the construction of a 2.0 million tonne per year methanol plant in Western Australia. We expect to make final decisions on both of these projects within the next year.

METHANEX CORPORATION 2002 THIRD QUARTER REPORT 3

New Zealand Natural Gas

Production from the Company’s New Zealand operations is dependent on the supply of gas from the Maui field. We estimate that our current contracted natural gas entitlements are sufficient to operate the New Zealand plants at capacity for the equivalent of approximately two and one-half years. During 2001, the owners of the Maui field announced that the Maui reserves may be materially less than previously estimated and below the aggregate of contract quantities. This could potentially reduce the amount of contracted gas available to Methanex. During the third quarter, an independent expert was appointed to evaluate and make a final determination of the available reserves in the Maui field. The report of the independent expert is expected by the end of 2002. The Company is continuing to pursue acquisitions of additional gas to supply our New Zealand plants. However, there can be no assurance that we will be able to secure additional gas in New Zealand at commercially acceptable terms.

Liquidity and Capital Projects

Cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas in the third quarter of 2002 were $96 million compared with $46 million for the second quarter of 2002.

During the third quarter of 2002 we repaid the $150 million 7.40% notes that matured on August 15, 2002 from the proceeds of the $200 million 8.75% notes issued in June 2002.

During 2001 we commenced a share buyback program to repurchase up to 11.5 million common shares pursuant to a normal course issuer bid, which expired on August 9, 2002. During the course of the program we repurchased 9.9 million shares for a total cost of $68 million.

During the third quarter of 2002 we paid a quarterly dividend of $0.05 per share, or $6 million.

The Atlas project is a 1.7 million tonne per year methanol facility being constructed in Trinidad as a joint venture between Methanex (63.1%) and BP (36.9%). During the quarter ended September 30, 2002, our cash contribution to the Atlas project was $31 million. As at September 30, 2002, our total cash contribution to the project was $123 million. Our total equity contribution to the joint venture assuming project financing with 60% leverage is arranged as planned is expected to be approximately $100 million. When the project financing is completed, Methanex will receive back the contributions it has made in excess of its pro-rata share of the project funding requirements.

We have excellent financial capacity and flexibility. Our cash balance at September 30, 2002 was $288 million. We also have an undrawn $291 million credit facility. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is estimated to total approximately $80 million for the period to the end of 2005. We have the financial capacity to complete the capital maintenance spending program and pursue new opportunities to enhance our strategic position in methanol.

Short-term Outlook

Tight market conditions and strong methanol pricing are continuing into the fourth quarter. In addition, only limited new capacity is expected to impact the market to the end of 2003. In this environment, we will continue to focus on maximizing the value generated from our low cost facilities and global market position. The methanol price, however, will ultimately depend on industry operating rates and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will ensure that Methanex continues to be the leader in the methanol industry.

October 21, 2002

METHANEX CORPORATION 2002 THIRD QUARTER REPORT 4

Methanex Corporation

Consolidated Statements of Income	3 months ended		9 months ended
(unaudited)	September 30		September 30

(thousands of U.S. dollars, except number of shares and per share amounts)	2002	2001	2002	2001

Revenue	$296,509	$239,574	$701,799	$953,630

Cost of sales and operating expenses	188,495	219,484	531,185	723,845

Depreciation and amortization	28,193	29,251	85,205	83,535

Operating income (loss) before undernoted items	79,821	(9,161)	85,409	146,250

Interest expense	(9,757)	(8,257)	(23,027)	(24,695)

Interest and other income	2,224	3,482	8,700	12,476

Asset restructuring charge	—	(11,060)	—	(11,060)

Income (loss) before income taxes	72,288	(24,996)	71,082	122,971

Income tax recovery (expense)	(13,786)	271	(14,286)	(38,599)

Net income (loss)	$58,502	$(24,725)	$56,796	$84,372

Retained earnings, beginning of period	376,447	493,929	397,310	384,832

Excess of repurchase price over assigned value of common shares	(5,192)	(56,094)	(24,349)	(56,094)

Dividends paid	(6,225)	—	(6,225)	—

Retained earnings, end of period	$423,532	$413,110	$423,532	$413,110

Supplemental Information Relating to Consolidated Statements of Income

Income (Loss) Before the Asset Restructuring Charge

Net income (loss)	$58,502	$(24,725)	$56,796	$84,372

Asset restructuring charge, before and after tax	—	11,060	—	11,060

Income (loss) before asset restructuring charge	$58,502	$(13,665)	$56,796	$95,432

Weighted average number of common shares outstanding*	124,731,304	161,560,344	127,091,882	161,700,822

Diluted weighted average number of common shares outstanding*	127,180,762	161,560,344	129,260,342	162,925,100

Income (loss) per common share before asset restructuring charge	$0.47	$(0.08)	$0.45	$0.59

Basic net income (loss) per common share	$0.47	$(0.15)	$0.45	$0.52

Diluted net income (loss) per common share	$0.46	$(0.15)	$0.44	$0.52

*	number of common shares outstanding at September 30, 2002: 124,573,192 (September 30, 2001: 133,355,817)

METHANEX CORPORATION 2002 THIRD QUARTER REPORT 5

Methanex Corporation

Consolidated Balance Sheets	September 30	December 31
(unaudited)	2002	2001

(thousands of U.S. dollars)

Assets

Current assets:

Cash and cash equivalents	$288,352	$332,129

Receivables	168,875	135,219

Inventories	105,767	99,908

Prepaid expenses	16,227	8,685

	579,221	575,941

Property, plant and equipment (note 2)	1,073,520	1,031,716

Other assets	81,129	85,693

	$1,733,870	$1,693,350

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable and accrued liabilities	$99,025	$110,281

Current maturities on long-term debt and other long-term liabilities	5,308	154,693

	104,333	264,974

Long-term debt	449,612	249,535

Other long-term liabilities	75,457	78,911

Future income taxes	168,449	164,469

Shareholders’ equity

Capital stock (note 4)	512,487	538,151

Retained earnings	423,532	397,310

	936,019	935,461

	$1,733,870	$1,693,350

METHANEX CORPORATION 2002 THIRD QUARTER REPORT 6

Methanex Corporation

Consolidated Statements of Cash Flows	3 months ended		9 months ended
(unaudited)	September 30		September 30

(thousands of U.S. dollars)	2002	2001	2002	2001

Cash flows from operating activities:

Net income (loss)	$58,502	$(24,725)	$56,796	$84,372

Add :

Depreciation and amortization	28,193	29,251	85,205	83,535

Future income taxes	7,749	7,530	3,980	24,352

Other	1,860	5,200	6,868	9,589

Cash flows from operating activities before undernoted changes	96,304	17,256	152,849	201,848

Receivables and accounts payable and accrued liabilities	(15,814)	81,419	(38,078)	84,172

Inventories and prepaid expenses	(13,538)	34,922	(14,172)	24,627

Utilization of prepaid natural gas	2,758	1,586	2,274	1,226

	69,710	135,183	102,873	311,873

Cash flows from financing activities:

Proceeds on issue of long-term debt	—	—	200,000	—

Financing costs	—	—	(5,776)	—

Repayment of long-term debt	(150,000)	—	(150,000)	—

Payment for shares repurchased	(10,791)	—	(55,974)	—

Issue of shares on exercise of incentive stock options	1,266	60	5,961	6,422

Dividend payments	(6,225)	—	(6,225)	—

Repayment of other long-term liabilities	(3,952)	(3,373)	(5,107)	(5,236)

	(169,702)	(3,313)	(17,121)	1,186

Cash flows from investing activities:

Plant and equipment under development	(35,273)	(34,468)	(113,055)	(41,587)

Property, plant and equipment	(4,742)	(5,386)	(7,371)	(13,956)

Accounts payable and accrued liabilities related to capital expenditures	(11,516)	(122)	(6,486)	(550)

Other assets	(1,130)	(900)	(2,617)	(57)

	(52,661)	(40,876)	(129,529)	(56,150)

Increase (decrease) in cash and cash equivalents	(152,653)	90,994	(43,777)	256,909

Cash and cash equivalents, beginning of period	441,005	391,857	332,129	225,942

Cash and cash equivalents, end of period	$288,352	$482,851	$288,352	$482,851

Supplementary cash flow information:

Interest paid, net of capitalized interest	$13,467	$15,376	$25,328	$30,850

Income taxes paid (received)	$(127)	$5,088	$112	$11,553

METHANEX CORPORATION 2002 THIRD QUARTER REPORT 7

Methanex Corporation
Notes to Consolidated Financial Statements
(unaudited)

Nine months ended September 30, 2002

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. The consolidated financial statements have been prepared from the books and records without audit, however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

These consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Methanex 2001 Annual Report. Except with respect to the change in accounting policies described below, the accounting policies applied in these interim consolidated financial statements are consistent with those applied in the Annual Report.

1.	Interest in Atlas Joint Venture

The Company has a 63.1% joint venture interest in Atlas Methanol Company (“Atlas”). The joint venture is constructing a 1.7 million tonne per year methanol plant in Trinidad. Construction is expected to be completed by the end of 2003.

The consolidated financial statements include the following amounts representing the Company’s interest in the Atlas joint venture:

($ thousands)	September 30, 2002	December 31, 2001

Consolidated Balance Sheet
Current assets	$13,392	$1,995

Property, plant and equipment	146,862	63,131

Current liabilities	2,646	7,690

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September	September	September	September
($ thousands)	30, 2002	30, 2001	30, 2002	30, 2001

Consolidated Statement of Cash Flows

Cash outflows from investing activities	$31,452	$34,468	$88,775	$41,587

During the three months ended September 30, 2002, $2 million (September 30, 2001 - $nil) of interest was capitalized to plant and equipment under development. During the nine months ended September 30, 2002, $6 million (September 30, 2001 - $nil) of interest was capitalized to plant and equipment under development.

To September 30, 2002, the joint venture had no revenue and all expenditures were capitalized to plant and equipment under development.

The Company estimates that its remaining share of capital expenditures to complete the construction of Atlas will be approximately $121 million and will be incurred over the period to December 31, 2003. The Company expects that these expenditures will be funded from project financing, cash generated from operations and cash and cash equivalents. The Company’s total equity contribution to the joint venture, assuming project financing is arranged as planned, is expected to be approximately $100 million.

METHANEX CORPORATION 2002 THIRD QUARTER REPORT 8

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Nine months ended September 30, 2002

2.	Property, Plant and Equipment

		Accumulated
(thousands)	Cost	Depreciation	Net Book Value

September 30, 2002

Plants	$2,110,204	$1,237,679	$872,525

Plant and equipment under development	181,485	—	181,485

Other	39,363	19,853	19,510

	$2,331,052	$1,257,532	$1,073,520

December 31, 2001

Plants	$2,121,525	$1,179,372	$942,153

Plant and equipment under development	68,460	—	68,460

Other	37,581	16,478	21,103

	$2,227,566	$1,195,850	$1,031,716

Included in property, plant and equipment are the idled Medicine Hat Plant 3 and the idled Fortier plant which are being maintained in a position to restart if conditions warrant this course of action. At September 30, 2002 these facilities had a combined net book value of $178 million (December 31, 2001 — $191 million).

3.	Long-term Debt

On June 19, 2002 we completed the issue and sale of 8.75% senior notes due August 15, 2012 in an aggregate principal amount of $200 million.

On August 15, 2002 the Company repaid upon maturity $150 million of long-term debt.

4.	Capital Stock

a)	Changes in the capital stock of the Company during the period January 1, 2002 to September 30, 2002 were as follows:

	Number of	Consideration
	Common Shares	($ thousands)

Balance, December 31, 2001	131,167,942	$538,151

Issued on exercise of incentive stock options	869,600	4,695

Shares repurchased	(6,308,000)	(26,026)

Balance, June 30, 2002	125,729,542	$516,820

Issued on exercise of incentive stock options	243,650	1,266

Shares repurchased	(1,400,000)	(5,599)

Balance, September 30, 2002	124,573,192	$512,487

During the nine months ended September 30, 2002, the Company repurchased for cancellation 7.7 million common shares. The cost to acquire the shares in the amount of $56.0 million was allocated $31.6 million to capital stock and $24.4 million to retained earnings.

b)	On June 14, 2002 the Company completed a solicitation of consents to an amendment to the indenture to modify the limitation on restricted payments covenant relating to our 7.75% notes due August 15, 2005. Under the indenture, the Company can pay cash dividends or make other shareholder distributions to the extent that shareholders’ equity is equal to or greater than $850 million after giving effect to such payment or distribution. The indenture has been amended to permit the Company to declare and pay up to $30 million of dividends in any twelve-month period while our consolidated net worth is less than $850 million.

METHANEX CORPORATION 2002 THIRD QUARTER REPORT 9

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Nine months ended September 30, 2002

5.	Net Income Per Share

A reconciliation of the weighted average number of common shares is as follows:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001

Denominator for basic net income per share	124,731,304	161,560,344	127,091,882	161,700,822

Effect of dilutive stock options	2,449,458	—	2,168,460	1,224,278

Denominator for diluted net income per share	127,180,762	161,560,344	129,260,342	162,925,100

6.	Stock Options

(a)	Incentive stock options:

Common shares reserved for incentive stock options at September 30, 2002 were as follows:

	Options denominated in CAD$		Options denominated in US$
	Number of	Weighted		Weighted
	Stock	Average	Number of	Average
	Options	Exercise Price	Stock Options	Exercise Price

Outstanding at December 31, 2001	8,690,750	$10.09	—	$—

Granted	—	—	2,464,000	6.46

Exercised	(869,600)	8.42	—	—

Cancelled	(30,025)	11.39	—	—

Outstanding at June 30, 2002	7,791,125	$10.28	2,464,000	$6.46

Exercised	(243,650)	8.17	—	—

Cancelled	(22,500)	11.07	—	—

Outstanding at September 30, 2002	7,524,975	$10.34	2,464,000	$6.46

As at September 30, 2002, 5,628,838 incentive stock options were exercisable at an average price of CAD $11.09.

(b)	Performance stock options:

As at September 30, 2002, 2,125,000 (December 31, 2001 – 2,125,000) performance stock options with an exercise price of CAD $4.47 per common share were outstanding. The vesting of the options is tied to the market value of the Company’s common shares subsequent to the date of grant. After September 30, 2002, one-third of the options vest if the common shares have traded at or above CAD $10 per share subsequent to the date of grant; a further one-third vest if the common shares have traded at or above CAD $15 per share subsequent to the date of grant and the options are fully vested if the common shares have traded at or above CAD $20 per share subsequent to the date of grant. On October 1, 2002, 699,000 options vested and became exercisable as the common shares had traded above CAD $10 per share subsequent to the date of grant. These options expire September 30, 2009.

METHANEX CORPORATION 2002 THIRD QUARTER REPORT 10

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Nine months ended September 30, 2002

6.	Stock Options (continued)

(c)	Fair value method disclosure:

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations require equity instruments awarded to employees and the cost of the service received as consideration to be measured and recognized based on an estimate of the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded. The new recommendations permit the measurement of compensation expense for stock option grants to employees and directors that are not direct awards of stock, stock appreciation rights or otherwise call for settlement in cash or other assets by a method other than a fair value based method and to provide pro forma disclosure of the financial results using a fair value based method.

The Company has elected to continue with the former accounting policy of recognizing no compensation expense when stock options are granted and to provide pro forma disclosure as if a fair value based accounting method had been used to account for stock-based compensation cost. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option grant.

The pro forma net income and net income per share for the three-month period ended September 30, 2002 and the nine-month period ended September 30, 2002 are as follows:

	Three months	Nine months
	ended	ended
($ thousands, except per share amounts)	September 30, 2002	September 30, 2002

Net income – as reported	58,502	56,796

Net income – pro forma	57,468	54,387

Net income per share – as reported	0.47	0.45

Net income per share – pro forma	0.46	0.43

The pro forma amounts exclude the effect of stock options granted prior to January 1, 2002. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 35%.

The weighted average fair value of stock options granted during the nine months ended September 30, 2002 was $2.46 per share.

7.	Natural Gas

Production from the Company’s New Zealand operations is dependent on the supply of gas from the Maui field. We estimate that Methanex’s current contracted natural gas entitlements are sufficient to operate the New Zealand plants at capacity for the equivalent of approximately two and one-half years. During 2001, the owners of the Maui field announced that the Maui reserves may be materially less than previously estimated and below the aggregate of contract quantities. This could potentially reduce the amount of contracted gas available to Methanex. During the third quarter, an independent expert was appointed to evaluate and make a final determination of the available reserves in the Maui field. The report of the independent expert is expected by the end of 2002. The Company is continuing to pursue acquisitions of additional gas to supply our New Zealand plants. However, there can be no assurance that we will be able to secure additional gas in New Zealand at commercially acceptable terms.

METHANEX CORPORATION 2002 THIRD QUARTER REPORT 11

Quarterly History	YTD
(unaudited)	2002	Q3	Q2	Q1	2001	Q4	Q3	Q2	Q1	2000	Q4	Q3	Q2	Q1

Methanol sales volume

(thousands of tonnes)

Company produced product	4,339	1,419	1,489	1,431	5,390	1,522	1,327	1,296	1,245	5,815	1,324	1,398	1,548	1,545

Purchased product	531	207	129	195	1,280	170	301	404	405	814	305	245	133	131

Commission sales[1]	528	188	183	157	720	169	184	146	221	142	142	—	—	—

	5,398	1,814	1,801	1,783	7,390	1,861	1,812	1,846	1,871	6,771	1,771	1,643	1,681	1,676

Methanol production

(thousands of tonnes)

North America	352	125	103	124	445	127	123	93	102	685	108	114	223	240

New Zealand	1,729	593	601	535	2,133	592	520	447	574	2,410	593	620	607	590

Chile	2,197	748	743	706	2,783	662	710	708	703	2,912	716	666	778	752

	4,278	1,466	1,447	1,365	5,361	1,381	1,353	1,248	1,379	6,007	1,417	1,400	1,608	1,582

Methanol price[2]

($/tonne)	144	182	138	111	172	115	147	200	225	160	202	187	141	112

($/gallon)	0.43	0.55	0.42	0.33	0.52	0.35	0.44	0.60	0.68	0.48	0.61	0.56	0.42	0.34

Per share information

Net income (loss)	$0.45	0.47	0.12	(0.13)	0.46	(0.10)	(0.15)	0.25	0.43	0.85	0.40	0.35	0.17	(0.06)

[1]	Sales of product from Titan plant in Trinidad. Methanex markets 100% of Titan product.

[2]	Produced and purchased product.

METHANEX CORPORATION 2002 THIRD QUARTER REPORT 12